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                             September 4, 2020

       George Goldsmith
       Chief Executive Officer
       Compass Rx Ltd.
       COMPASS Rx Limited
       3rd Floor
       1 Ashley Road
       Cheshire WA14 2DT
       United Kingdom

                                                        Re: Compass Rx Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed August 28,
2020
                                                            File No. 333-248484

       Dear Mr. Goldsmith:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Drug Discovery Center, page 170

   1. Please revise to disclose the aggregate future milestone payments and the royalty term under your sponsored
research agreement with the University of the Sciences. We note your disclosure that
the agreement terminates, unless terminated earlier, on the expiration or revocation of the
last valid claim of any patent included in the joint intellectual property. Please
specify when the licensed patents are currently expected to expire. Please also file this
agreement as an exhibit or tell us why you do not believe it is required.
 George Goldsmith
Compass Rx Ltd.
September 4, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kristin Lochhead at (202) 551-3664 or Angela Connell at
(202) 551-
3426 if you have questions regarding comments on the financial statements and related matters.
Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameGeorge Goldsmith
                                                           Division of
Corporation Finance
Comapany NameCompass Rx Ltd.
                                                           Office of Life
Sciences
September 4, 2020 Page 2
cc:       Benjamin K. Marsh, Esq.
FirstName LastName